ADVANCED CELL TECHNOLOGY, INC.

381 Plantation Street

Worcester, Massachusetts 01605

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Advanced Cell Technology, Inc.:

                Withdrawal of Registration Statement on Form SB-2 (File No. 333-146430)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) to permit Advanced Cell Technology, Inc. (the “Registrant”) to withdraw its Registration Statement on Form SB-2 (File No. 333-146430), initially filed by the Registrant on October 1, 2007 (the “Registration Statement”).

The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement.  Such withdrawal is requested as the Registrant is uncertain of the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

It is our understanding that, pursuant to Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Registrant receives notice from the SEC that this application will not be granted.

Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Christopher E. Howard, the Registrant’s outside counsel, at (207) 791-1335.

Sincerely,

ADVANCED CELL TECHNOLOGY, INC.
By:	/S/ William M. Caldwell, IV
Name: William M. Caldwell, IV
Title: Chief Executive Officer